UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Share Repurchase Program

On June 3, 2025, CBL International Limited (the “Company”) announced the launch of a share repurchase program. The share repurchase program was approved by the Company’s board of directors and authorizes the Company to repurchase up to the lesser of $5.0 million in the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), or 5.0 million Ordinary Shares. The share repurchase program will expire on April 15, 2028.

Repurchases under the share repurchase program may be made in the open market, with the amount and timing of repurchases depending on market conditions and corporate needs.

This share repurchase program does not obligate the Company to acquire any particular amount of Ordinary Shares, and the share repurchase program may be extended, modified, suspended or discontinued at any time at the Company’s discretion.

On June 3, 2025, the Company issued a press release announcing the launch of the share repurchase program. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: June 3, 2025	Title:	Chief Executive Officer